Filed by Elscint Limited Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                Subject Company: Elscint Limited
                               Commission File No. of Subject Company: 001-08781


Press Release                                               Source: Elscint Ltd.

Elbit Medical Imaging Ltd. Announces Initial Negotiations on Potential Business Combination With Elscint Limited

Monday June 20, 8:30 am ET

TEL AVIV, Israel, June 20 /PRNewswire-FirstCall/ -- Elscint Ltd. (NYSE: ELT - News; "Elscint" or the "Company"), a subsidiary of Elbit Medical Imaging Ltd. ("EMI"), today announced that an independent committee appointed by EMI to consider and discuss the potential business combination with Elscint has approached the Company's independent committee to begin negotiations on the transaction. The independent committee also offered an initial proposal to acquire all ordinary shares of the Company not already owned by EMI in a share-for-share transaction pursuant to which each ordinary share of Elscint will be exchanged for 0.40 ordinary shares of EMI.

The average closing price of the Elscint and EMI ordinary shares on the New York Stock Exchange and on the Nasdaq National Market and, respectively, during the 30-day period ending on June 8, 2005 (the date of the first announcement of this potential transaction) was US$5.78 and US$18.00, respectively.

Should the parties decide to carry out the transaction, it will be subject to inter alia, (i) the execution of a definitive agreement, (ii) the approval of the audit committee, board of directors and shareholders of both companies,
(iii) court approval in accordance with Sections 350 and 351 of the Israeli Companies Law 1999, and (iv) the receipt of any other approvals required by law.

There is no assurance that Elscint and EMI will continue their discussions, or that if they do continue discussions, that the transaction will be agreed upon or consummated (pursuant to the aforementioned terms or at all).

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the Arena commercial and entertainment center in Israel.

Important Legal Information

This communication is being made in respect of certain possible discussions which may be held between EMI and Elscint with respect to a proposed transaction involving EMI and Elscint. It is emphasized that this press release does not constitute an offer of any securities for sale. In the event that both EMI and Elscint resolve to proceed with a proposed transaction, both companies would prepare a registration statement on Form F-4 containing a joint proxy statement/prospectus for shareholders of EMI and Elscint, which would be filed with the SEC. Each of EMI and Elscint would also file any other documents required to be filed with the SEC in connection with a proposed transaction. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully and in their entirety when they become available, inasmuch as they would contain important information about the proposed transaction. Any final joint proxy statement/prospectus would be mailed to EMI's and Elscint's shareholders. The registration statement containing the joint proxy statement/prospectus and other documents would be available free of charge at the SEC's Internet site (http://www.sec.gov).

If EMI and Elscint determine to proceed with a proposed transaction, EMI, Elscint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of a proposed transaction. Information regarding Elscint's directors and executive officers is available in Elscint's Annual Report for the Fiscal Year Ended December 31, 2003, which was filed with the SEC on June 30, 2004. Information regarding EMI's directors and executive officers is available in EMI's Annual Report for the Fiscal Year Ended December 31, 2003, which was filed with the SEC on June 30, 2004. Information regarding persons who may, under the rules of the SEC, be considered participants in a solicitation of EMI and Elscint shareholders in connection with a proposed transaction would be set forth in the joint proxy statement/prospectus if and when such joint proxy statement/prospectus is filed with the SEC.

    This release contains certain forward-looking statements, which involve known and unknown risks, uncertainties or other factors not under the Company's control.

     For Further Information:

     Company Contact                  Investor Contact
     Abraham (Rami) Goren             Kathy Price
     Elscint, Ltd.                    The Anne McBride Company
     +972-3-608-6020                  +212-983-1702, x212
     argoren@elscint.net              kprice@annemcbride.com